April 2, 2013

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Income Funds (File Nos. 002-89287 and 811-03967)
Responses to Comments on the Registration Statements on Form N-1A

Dear Ms. Rossotto:

The following are responses to the comments that we received from you by telephone on February 4, 2013 regarding Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A (the “Registration Statement”) for First Investors Strategic Income Fund, a series of First Investors Income Funds (“Registrant” or “Fund”) that was filed with the Securities and Exchange Commission (“SEC”) on December 18, 2012.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.
Pursuant to Form N-1A, consider deleting the parenthetical in the line “Acquired (Underlying) Funds Fees and Expenses” in the Fund’s Annual Fund Operating Expenses table.  An explanation that the Acquired Funds Fees and Expenses relate to the Underlying Funds may be clarified in a footnote to the table.

Form N-1A, Item 3, Instruction 3(f), states “[i]f a Fund uses another term in response to other requirements in this Form to refer to Acquired Funds, it may include that term in parentheses following the subcaption title.”  The Registrant believes that the inclusion of “Underlying” in the parenthetical after “Acquired” substantially complies with Instruction 3(f).  The Registrant believes that it is important to include a reference to “Underlying Funds” in the Fee table because the Fund uses this term, rather than Acquired Funds, in its prospectus.  The parenthetical after the term “Acquired” is more meaningful in this context.

Securities and Exchange Commission
April 2, 2013

Acquired Funds, in its prospectus. The parenthetical after the term “Acquired” is more meaningful in this context.

2.
Footnote 2 to the Annual Fund Operating Expenses Table states as follows: “The fee limitation and/or expense reimbursement may be terminated or amended prior to January 31, 2014 with the approval of the Fund’s Board of Trustees.”  Please revise the date to be at least one year from the effective date of the Registration Statement.

The Registrant has made the requested change.

3.
In connection with Footnote 2 to the Annual Fund Operating Expenses Table, please confirm that the Registrant has no present intention to seek termination of the contractual expense arrangement within the first year that the Fund is in operation.  Pursuant to Form N-1A, also disclose the circumstances under which the fee waiver may be terminated.

The Registrant confirms that the Registrant has no present intention to seek termination of the contractual expense arrangement within the first year that the Fund is in operation.  Pursuant to Form N-1A, Item 3, Instruction 3(e), the Registrant discloses that the fee waiver may be terminated with the approval of the Fund’s Board of Trustees.  In response to the SEC Staff’s comment, the Registrant has revised the last sentence in Footnote 2 to state that “[t]he fee limitation and/or expense reimbursement may be terminated or amended . . . only with the approval of the Fund’s Board of Trustees” (emphasis added).

4.
In the Fund’s summary section under “Principal Investment Strategies”, it is disclosed in the second paragraph that “[t]he Underlying Income Funds primarily invest in fixed income securities consisting of . . . currencies of developed countries located outside of the United States.”  Please explain what is meant by the phrase “developed countries located outside of the United States”, and clarify the disclosure if applicable.

“Developed countries located outside of the United States” refers to sovereign nations, other than the United States, that have highly developed economies and advanced technological infrastructures relative to other less developed nations.  The Registrant does not believe any further disclosure is required.

5.
In the Fund’s summary section under “Principal Investment Strategies” and in “The Fund in Greater Detail” section under “Principal Investment Strategies”, it is disclosed that based on the Fund’s allocation of investments in Underlying Funds, the Fund, under normal conditions, will have significant investments in below investment grade securities.  Disclose in both sections that below investment grade securities are also referred to as “junk bonds.”

Securities and Exchange Commission
April 2, 2013

The Registrant has revised the disclosure in the Fund’s summary section under “Principal Investment Strategies” and in “The Fund in Greater Detail” section under “Principal Investment Strategies” in response to the SEC Staff’s comment.

6.
Based on the Fund’s allocation of investments in Underlying Funds, and to the extent possible, please disclose under “Principal Investment Strategies” the estimated percentage of the Fund’s investments in below investment grade securities.

The Registrant notes that the Fund is not investing directly in below investment grade securities, but instead will have exposure to below investment grade securities through its investments in Underlying Funds.  Because the Fund’s investments in Underlying Funds will vary, and the Underlying Funds’ investments in below investment grade securities will vary, it is neither practicable, nor meaningful, for the Registrant to estimate the Fund’s anticipated exposure to below investment grade securities.

7.
In “The Fund in Greater Detail” section under “Principal Investment Strategies”, the Registrant discloses that the Fund anticipates that it will invest a significant portion of its net assets in First Investors Investment Grade Fund (within a range of 0%-40%), First Investors Fund For Income (within a range of 10%-50%), and First Investors International Opportunities Bond Fund (within a range of 0%-40%), and, to a lesser degree, in First Investors Cash Management Fund (within a range of 0%-20%), First Investors Government Fund (within a range of 0%-45%), and First Investors Equity Income Fund (within a range of 0%-15%) (emphasis added).  Please explain why the Registrant states that the Fund will invest to a lesser degree in First Investors Government Fund, when the upper limit of this Underlying Fund’s range is greater than that of First Investors Investment Grade Fund and First Investors International Opportunities Bond Fund.

The Registrant has revised the applicable disclosure to reflect that the Fund will invest in First Investors Government Fund within a range of 0%-35% of the Fund’s net assets.

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Securities and Exchange Commission
April 2, 2013

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

cc:           Mary Carty
   First Investors Management Company, Inc.